legal & compliance, llc

partners:

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

OF COUNSEL:

CRAIG D. LINDER, ESQ.**

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM e-mail:lrothstein@legalandcompliance.com Direct Dial: (561) 433-6217

* licensed in FL and NY

**licensed in FL, CA and NY

October 5, 2017

VIA ELECTRONIC EDGAR FILING

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ShantiNiketan International Corporation
Offering Statement on Form 1-A
Filed August 30, 2017
File No. 024-10735

Dear Mr. Kluck:

ShantiNiketan International Corporation (the “Company”) is in receipt of the staff’s comment letter dated September 26, 2017 relating to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the SEC on August 30, 2017. We note that we have contemporaneously filed Amendment No. 1 to the Offering Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1.       Please revise the cover page of your offering circular to include a cross-reference to the risk factors section, including the page number where it appears in the offering statement. Please refer to Item 501(b)(5) of Regulation S-K.

Response: The Company had included the disclosure below identifying the page number where the risk factors appear. In order to make the disclosure more apparent to a reader, the Company removed the bold text in the preceeding sentence. The disclosure now reads and looks as follows:

An investment in the Shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the RISK FACTORS beginning on page 6.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

October 5, 2017

2.       Please revise to include, either on the cover page or in the summary section of the offering statement, the complete mailing address and telephone number of your principal executive offices. Please refer to Item 503(b) of Regulation S-K.

Response: The Company has revised the cover page to include its complete mailing address and telephone number of your principal executive offices.

Cover Page

3.       We note your disclosure that you have engaged an escrow agent. Please provide the disclosure required by Item 501(b)(8)(iii) with respect to any escrow arrangements.

Response: The Company has revised its disclosure to reflect the deposit of subscription proceeds in an escrow account to be maintained by Prime Trust, LLC consistent with the procedures and requirements for subscription on page 17.

Market and Industry Data and Forecasts, page 2

4.       We note your disclosure that certain information in the offering circular is derived from third party financial firms that you believe to be reliable and that you “have not independently verified any of the data from third-party sources nor have [you] ascertained the underlying economic assumptions relied upon therein.” We also note your statement that investors should not place undue reliance on such data. Please clearly disclose whether you believe such information is reliable.

Response: The Company has revised its disclosure on page 2 to reflect its belief that the data from third-party sources and other information is reliable.

Offering Circular Summary, page 3

Our Company, page 3

5.       We note your disclosure throughout that in connection with the formation of your company, you issued 25,000,100 shares to your Executive Chairman and members of his family in exchange for cash contributions of $25,000.10 and the contribution of certain intellectual property by a trust controlled by Iggy Ignatius. We further note your disclosure on page F-10 that the Company entered into a License Agreement with the Iggy Ignatius Trust for no consideration. Please revise to reconcile.

Response: The Company has revised its disclosure on page 3 to make reference to the license agreement contributed to the Company by the Iggy Ignatius Trust, added a cross reference to the “Certain Relationships and Related Party Transaction” and included additional disclosure to this section consistent with the disclosure on page F-10.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

October 5, 2017

Use of Proceeds, page 14

6.       Please disclose the fees to be paid to FundAmerica in connection with the offering. See Item 504 of Regulation S-K.

Response: The Company has revised its disclosure on page 14 by way of adding a footnote to the amount of fees for qualification of the offering to identify the estimated amounts to be paid to FundAmerica and Prime Trust. [The Company has also revised the estimated amounts it expects to pay FundAmerica and Prime Trust and revised its disclosure throughout the Offering Statement that included such estimates].

Dilution, page 15

7.       We note your disclosure throughout that you issued an aggregate of 25,000,100 shares of common stock to your Executive Chairman and members of his family in exchange for cash contributions of $25,000.01, or $0.001 per share. We further note that you are offering up to 25,000,000 shares of common stock for $25,000,000, or $1.00 per share. In light of this, please tell us how you calculated pro forma net tangible book value and how you derived the per share amount of $0.50.

Response: Assuming the Company sells the maximum offering of 25,000,000 shares of common stock, its total proforma capitalization will be $0.495 per share (the sum of its $12,500 book value before the offering, plus $25,000,000 proceeds from this offering, less $273,990 estimated offering expenses and then dividing that amount by the 50,000,100 proforma shares of common stock after the offering). Amounts have been rounded to the nearest 1/10th of a penny. The calculations for the proforma amounts for sales of 75%, 50% and 25% use the same formula with only the amount of proceeds from the offering and estimated offering expenses changing based on the assumed percentage of sales and variances in offering expenses that are dependent on the number of investors in the offering.

Description of Business, page 20

8.       We note your disclosure on page 21 that Mr. Ignatius has completed sales in two planned 55-plus niche community projects through an entity that he owns or controls. Please revise your disclosure to identify the entity to which you refer. Please also revise your disclosure under an appropriate heading to discuss potential conflicts of interest between this entity and Shantiniketan International Corporation.

Response: The Company has revised its disclosure on page 21 to include the names of the three entities owned or controlled by Mr. Ignatius that have been engaged in the development and sale of ShantiNiketan branded retirement communities. In addition, the Company has included a cross reference to “Risk Factors – Iggy Ignatius, our Executive Chairman and Chairman of the Board of Directors is also an owner and executive officer of several companies which directly compete with our planned retirement home development business.” on page 10.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

October 5, 2017

9.       We note your discussion of capital needs on page 23 in which you disclose that you plan to finance each project with $8.3 million cash and the balance will be funded from the proceeds from the future sales of condominium units. Please confirm whether the $8.3 million cash to which you refer will come from offering proceeds and, if so, reconcile this with your Use of Proceeds disclosure on page 14.

Response: The Company confirms that the $8.3 million cash needed to fund each planned project will come from the proceeds of the offering. The Company has revised its disclosure on page 23 to make this clear and has further disclosed that in the event the Company sells less than the maximum shares offered in the Offering, it will commence development on a fewer number of retirement community projects and limit the scope of development as available cash permits. This added disclosure is consistent with the disclosure on page 14.

Management, page 27

10.       Please expand your biographical information for your officers and directors to disclose the dates of employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also provide this information to the extent you include employment disclosure beyond the last five years. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has revised its disclosure as requested in the comment above.

Security Ownership of Certain Beneficial Owners and Management, page 32

11.       We note your disclosure on page 10 that Iggy Ignatius holds rights to acquire shares from members of his immediate family. To the extent not already included in the beneficial ownership table, please indicate by footnote or otherwise, the amount of shares with respect to which Mr. Ignatius has the right to acquire beneficial ownership. Please refer to Item 403(b) of Regulation S-K. To the extent such rights are already included in the table, please tell us why the percentage of shares owned by all named executive officers and directors does not equate to 100%.

Response: The Company has revised its disclosure in footnote 1 on page 32 to disclose that the number of shares of common stock owned by the Iggy Ignatius Trust and Mr. Ignatius includes 4,880,000 shares of common stock owned by adult members of his immediate family because the non-controlling shareholders are required to elect Mr. Ignatius or his designee to the board of directors and because the trust has a right of first refusal to purchase such shares pursuant to the terms of a shareholder agreement. In addition, the Company has revised the disclosure on page 10 to reflect the rights of the Iggy Ignatius Trust under the Shareholders’ Agreement.

Legal Matters, page 34

12.       Please revise your disclosure to indicate that the validity of the securities offered by this offering circular has been passed upon by Legal & Compliance, LLC.

Response: The Company has revised its disclosure as noted above.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

October 5, 2017

Exhibits

13.       We note your disclosure on page F-10 that the Company entered into a license agreement with the Iggy Ignatius Family Trust, pursuant to which the Company has the non- exclusive right to use the ShantiNiketan intellectual property. Please file this agreement as an exhibit. Please refer to Item 17(6) of Part III of Form 1-A.

Response: The Company has included the license agreement discussed above as Exhibit 6.1 to the Offering Statement.

14.       We note your disclosure on page 33 that the 25,000,100 shares of common stock issued in connection with the formation of the company are subject to a shareholders’ agreement. Please file this agreement as an exhibit or tell us why you believe that you are not required to do so. Please refer to Item 17 of Part III of Form 1-A.

Response: The Company has included the shareholders’ agreement discussed above as Exhibit 5.1 to the Offering Statement.

Signatures, page 37

15.       Please refer to Instruction 1 to Signatures of Form 1-A and ensure that your offering statement is signed by the principal accounting officer.

Response: The Company has revised the description of Mr. Pajanor’s role as principal accounting officer on the signature page to the offering statement as noted above.

Please be advised that no officer or director of the Company will receive any compensation in connection with the offering described in the offering statement.

If the staff has any comments regarding Amendment No. 1, please feel free to contact the undersigned.

Sincerely yours,
/s/ Lazarus Rothstein
Lazarus Rothstein

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

October 5, 2017

ACKNOWLEDGEMENT

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ShantiNiketan International Corporation

By:	/s/ Appaswamy “Vino” Pajanor
Appaswamy “Vino” Pajanor Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832